Transition of Ownership Interests in the Bowen Basin

Pre QRL Acquisition



Post QRL Acquisition



Alliance Equalisation



CQCA JV	Gregory JV	SBW JV
Goonyella Peak Downs Saraji Norwich Park Blackwater Hay Point	Gregory Crininum	South Blackwater

* Mitsubishi Development P/L

Mitsubishi Development

BHP